UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES PURSUANT TO SECTION 12(b) OR (g) OF

THE

SECURITIES EXCHANGE ACT OF 1934

HOVERINK BIOTECHNOLOGIES, INC.

(Exact name of registrant as specified in its charter)

Delaware	82-3445013
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

1801 Century Park E., 24th Floor Los Angeles, California	90067
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act

Title of each class to be registered	Name of each exchange on which each class is to be registered
Not Applicable	Not Applicable

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box. [  ]

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box. [X]

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box.

[  ] Securities Act registration statement or Regulation A offering statement file number to which this form relates:

________________ (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, $0.0001 par value

Item 1. Description of Registrant’s Securities to be Registered.

The description of the Common Stock of the Registrant is set forth under the caption “Description of Securities To Be Registered” in the Registrant’s Registration Statement on Form S-1 (File No. 1. 333-228920) as filed with the Securities and Exchange Commission on December 20, 2018.

Item

Common Stock

The Company is authorized to issue 100,000,000 shares of common stock, par value $0.0001, of which 76,772,000 Shares are outstanding as of the date of the registration statement. The Company is also authorized to issue 20,000,000 share of preferred stock, par value $0.0001, of which no shares were outstanding as of the date of the registration statement. Our certificate of incorporation authorizes the issuance of 100,000,000 shares of common stock. There are 76,772,000 shares of our common stock issued and outstanding at December 20, 2018 that is held by 44 shareholders. The holders of our common stock:

-	have equal ratable rights to dividends from funds legally available for payment of dividends when, as and if declared by the board of directors;

-	are entitled to share ratably in all of the assets available for distribution to holders of common stock upon liquidation, dissolution or winding up of our affairs;

-	do not have preemptive, subscription or conversion rights, or redemption or access to any sinking fund; and

-	are entitled to one non-cumulative vote per share on all matters submitted to stockholders for a vote at any meeting of stockholders

Dividend Policy

All shares of common stock are entitled to participate in dividends when and as declared by our Board of Directors out of the funds legally available therefore. Any such dividends may be paid in cash, property or additional shares of common stock. We have not paid any dividends since our inception and presently anticipate that all earnings, if any, will be retained for development of our business and that no dividends on the shares of common stock will be declared in the foreseeable future. Payment of future dividends will be subject to the discretion of our Board of Directors and will depend upon, among other things, future earnings, our operating and financial condition, our capital requirements, general business conditions, and other pertinent facts including the size of our liabilities, assets and expected debts after the payment of a dividend. Therefore, we cannot assure you that any dividends on the common stock will be paid in the future.

Miscellaneous Rights and Provisions

Shareholders of our common stock have no preemptive or other subscription rights, conversion rights, redemption or sinking fund provisions. In the event of our liquidation or dissolution, whether voluntary or involuntary, each share of common stock is entitled to share ratably in any assets available for distribution to holders of our equity after satisfaction of all liabilities, subject to the rights of holders of preferred stock, if any such preferred shareholders should exist at the time of such liquidation or dissolution.

Preferred Stock

The preferred stock is not being registered under this registration statement. As of 12/20/2018 there were no shares of preferred stock issued and outstanding. The preferred stock may be issued in one or more classes. If any classes of preferred stock come into existence, they could materially adversely affect the rights of the holders of the common stock. None issued and outstanding as of the date of this filing. We presently do not have plans to issue any shares of preferred stock. However, preferred stock could be used to dilute a potential hostile acquirer. Accordingly, any future issuance of preferred stock or any rights to purchase preferred shares may have the effect of making it more difficult for a third party to acquire control of us. This may delay, defer or prevent a change of control in our Company or an unsolicited acquisition proposal. The issuance of preferred stock also could decrease the amount of earnings attributable to, and assets available for distribution to, the holders of our common stock and could adversely affect the rights and powers, including voting rights, of the holders of our common stock.

Our board of directors may issue shares of our preferred stock without further action by our shareholders and set the terms of such preferred stock (including, but not limited to, voting rights, dividend rights, liquidation preference and conversion rights) unless applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded requires shareholder action. If the approval of our shareholders is not required, our Board of Directors may determine not to seek stockholder approval.

Item 2. Exhibits

Exhibit Number	Description
3.1	Articles of Incorporation (incorporated by reference to Exhibit 4.1. to our Registration Statement on Form S-1 filed on Nov 2, 2017)

3.2	Certificate of Amendment to Articles of Incorporation filed on September 8th 2017 (incorporated by reference to Exhibit 4.2 to our Registration Statement on Form S-1 filed on Nov 2, 2017)

3.3	Certificate of Amendment to Articles of Incorporation dated July 16, 2014 (incorporated by reference to Exhibit 4.2 to our Registration Statement on Form S-1 filed on Nov 2, 2017)

3.3	By-Laws (incorporated by reference to Exhibit 4.3 to our Registration Statement on Form S-1 filed on Nov 2, 2017)

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Hoverink Biotechnologies, Inc.

Dated: December 20, 2018

/s/ Debbie Mae Carter
By:	Debbie Mae Carter
Title:	Chief Executive Officer